Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2006

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X    Form 40-F
                                  -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                    -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

Third quarter 2006 results to be released on Tuesday, November 7, 2006


Zug, Switzerland - October 11, 2006

Converium Holding Ltd, Zug will release its third quarter 2006 financial results before the markets open in placeEurope on Tuesday, November 7, 2006.

A live webcast for the investment community will be held on Tuesday, November 7, 2006 at 9:30 am Central European Time (CET). You can access it via the company's website www.converium.com. It will be archived on our website at about noon time that day. The telephone replay of the conference call will also be available one hour after the call for 24 hours by dialing +41 91 612 4330 (Europe), +1 (1) 866 416 2558 (USA) or +44 (0) 207 108 6233 (UK) with access code: 857#.

Contacts:
Marco Circelli
Head of Investor Relations &
Market Research
marco.circelli@converium.com
Phone    +41 (0) 44 639 91 31
Fax      +41 (0) 44 639 71 31

Kai-Uwe Schanz
Chief Communication &
Corporate Development Officer
kai-uwe.schanz@converium.com
Phone    +41 (0) 44 639 90 35
Fax      +41 (0) 44 639 70 35


www.converium.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG




                                        By:/s/ Inga Beale
                                           Name:      Inga Beale
                                           Title:     CEO




                                        By:/s/ Christian Felderer
                                           Name:      Christian Felderer
                                           Title:     General Legal Counsel



Date: October 12, 2006